September 18, 2006

Securities and Exchange Commission

Division of Corporate Finance

100 F Street NE

Mail Stop 3561

Washington, DC  20549

Attn: Max A. Webb and Sara D. Kalin

Re:

Bond Securitization, L.L.C.

Registration Statement on Form S-3

Filed August 18, 2006

File No. 333-136741

Dear Mr. Webb and Ms. Kalin:

On August 18, 2006 (the “Submission Date”), our client, Bond Securitization, L.L.C. (the “Company”) delivered to your department of the Securities and Exchange Commission (the “Commission”) our Registration Statement on Form S-3, two forms of prospectus supplements and a base prospectus (the “Documents”).  On September 13, 2006, we received a letter containing your comments (the “Comments”) to the Documents.  Submitted below, on behalf of the Company, are the Company’s responses (the “Responses”) to the Comments.

For your convenience, the Responses have been placed in the order in which the Comments were presented and the text of each Comment is presented in bold italics before each Response.  Some Responses include references to page numbers within the Documents; all page references in this letter are to the marked versions of the Documents, provided to you herewith, showing changes made since the versions submitted on the Submission Date.

Registration Statement on Form S-3

General

1.

Comment:  Please confirm that the depositor or any issuing entity previously established, directly or indirectly, by the depositor or any affiliate of the depositor has been current and timely with Exchange Act reporting during the last twelve months with respect to asset-backed securities involving the same asset class.  Please refer to General Instruction I.A.4 of Form S-3.  Also, please provide us with the CIK codes for any affiliate of the depositor that has offered a class of asset-backed securities involving the same asset class as this offering.

Response:  We hereby confirm, on behalf of the Company, that the Company and each issuing entity previously established, directly or indirectly, by the Company and any affiliate of the Company, other than Chase Mortgage Finance Corp., has been current and timely with Exchange Act reporting during the last twelve months with respect to asset-backed securities involving residential mortgage loans.  During the last twelve months, certain Exchange Act reports of Chase Mortgage Finance Corp. with respect to asset-backed securities involving residential mortgage loans had not been timely filed.  Chase Mortgage Finance Corp subsequently filed such Exchange Act reports with the Commission on February 10, 2006.  Steve Molitor of Dechert LLP spoke with Jeffrey Cohan of the Commission at 3 p.m. on March 14th and on that call received a waiver as to these untimely Exchange Act reports.

The CIK codes for all affiliates of the Company that have offered a class of asset-backed securities involving residential mortgage loans are as follows:

Affiliate	CIK Code
J.P. Morgan Acceptance Corporation I	0001085309
Chase Funding Inc.	0000825309
Chase Mortgage Finance Corp.	0000830379

2.

Comment:  Please confirm that all material terms to be included in the finalized agreements will also be disclosed in the final Rule 424(b) prospectus, or that finalized agreements will be filed simultaneously with or prior to the final prospectus.  Refer to Item 1100(f) of Regulation AB.

Response: We hereby confirm, on behalf of the Company, that all material terms to be included in the finalized agreements will also be disclosed in the final Rule 424(b) prospectus, or that finalized agreements will be filed simultaneously with or prior to the final prospectus.

3.

Comment:  Please confirm that you will file unqualified legal and tax opinions at the time of each takedown.

Response: We hereby confirm, on behalf of the Company, that we will file unqualified legal and tax opinions at the time of each takedown.

4.

Comment:  We note from the cover of your base prospectus that each class of securities may receive payments from an insurance policy, cash account “or other form of credit enhancement” to cover losses on the trust assets.  Please note that a takedown off of a shelf that involves assets, structural features, credit enhancement or other features that were not described in the base prospectus will usually require either a new registration statement, if to include additional assets, or a post-effective amendment.  Refer to Rule 409 of the Securities Act, which requires that the registration statement be complete at the time of effectiveness, except for information that is not known or reasonably available.  Please confirm for us that the base prospectus includes all assets, credit enhancements or other structural features reasonably contemplated to be included in an actual takedown and revise to remove the language quoted above or clarify that the other forms of credit enhancement are limited to those described in the base prospectus.

Response:  We hereby confirm, on behalf of the Company, that the base prospectus includes all assets, credit enhancements or other structural features reasonably contemplated to be included in an actual takedown.  The cover page of the Base Prospectus has been revised to clarify that the other forms of credit enhancement are limited to those described in the Base Prospectus.

5.

Comment:  Please ensure that the filed version of your amended registration statement includes page numbers.

Response:  The Documents are stripped of all pagination when they are edgarized.  We confirm, on behalf of the Company, however, that the base prospectus and prospectus supplement to be filed in connection with a takedown will include page numbers.

Prospectus Supplement

Front Cover Page

6.

Comment:  Please revise to ensure that all forms of credit enhancement contemplated in the prospectus supplement are listed on the cover page.  For example, while it appears that you may use shifting of interest and excess interest as forms of credit enhancement in supplements 1 and 2, respectively, the cover pages do not reflect this information.  Revise accordingly.  See Item 1102(h) of Regulation AB.

Response:  The cover pages of each form of prospectus supplement has been revised to indicate that the disproportionate allocation of principal prepayments on the mortgage loans to the related senior certificates and excess interest, respectively, are forms of credit enhancement for the securities described in the related form of prospectus supplement.

Evidence as to Compliance

7.

Comment:  7.

It appears that this section should be updated.  For example, we note your reference to USAP instead of Regulation AB.  Please revise accordingly.

Response:  The prospectus supplements have been revised on pages S-39 and S-33, respectively, to describe the requirements of Regulation AB.

Mortgage Loan Statistics―Annex A

8.

Comment:  While we note the delinquency table included in the body of your second prospectus supplement, you also include in the annex a “Delinquency Status” table that appears to provide information regarding assets that are delinquent for only 59 days or less.  Please tell us why the format of this table differs from the table in the body of your prospectus or revise as appropriate Delinquency information should be provided in 30-day increments through charge-off, consistent with the requirements of Item 1100(b) of Regulation AB.

Response:  The table in Annex A of the second form of prospectus supplement entitled “Delinquency Status” has been removed as the information intended to be disclosed in such table would have been entirely duplicative of the information that will be disclosed in the table in the body of such prospectus supplement, which will provide delinquency information in 30-day increments through charge-off, consistent with the requirements of Item 1100(b) of Regulation AB.

Base Prospectus

Purchase Obligations

9.

Comment:  Please expand your disclosure to separately address each of the “purchase obligations” to which you refer and to provide a general explanation of the mechanics for each type of purchase obligation you list in this paragraph.

Response:  The Base Prospectus has been revised on page 52 to delete the section entitled “Purchase Obligations.”  To the extent that any of these purchase obligations will be a feature of a transaction, the Company will file a post-effective amendment to the registration statement with the appropriate disclosure.

10.

Comment: We note that the securities may be purchased on demand made by or on behalf of the securityholders.  We further note that purchase obligations may include put options and demand features.  Please note that we have referred this section to the Division of Investment Management for possible comment..

Response:  The Base Prospectus has been revised on page 52 to delete the section entitled “Purchase Obligations.”  To the extent that any of these purchase obligations will be a feature of a transaction, the Company will file a post-effective amendment to the registration statement with the appropriate disclosure.  We will respond to any additional comments of the Division of Investment Management upon receipt.

Credit Enhancement

11.

Comment:  We note from your discussion of cross-collateralization that coverage provided by one or more forms of credit enhancement may apply concurrently to two or more related trust funds.  Please remove this language or tell us why this arrangement is consistent with the definition of an asset-backed security.

Response:  The Base Prospectus has been revised on page 58 to delete the applicable language.

Undertakings

12.

Comment:  Please revise this section to include all of the new undertakings required by Item 512 of Regulation S-K.

Response:  This section has been revised to include all of the new undertakings required by Item 512 of Regulation S-K.

Should you have any further questions or comments please contact Harlyn Bohensky at 917-777-4362 or myself at 917-777-4340.

Sincerely,

Michael P. Braun

cc:

Mr. David M. Duzyk